The Royal Bank of Scotland Group plc
Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

March, 31, 2015

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Royal Bank of Scotland Group plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 31, 2015.

Sincerely,

The Royal Bank of Scotland Group plc

By:	/s/ Rajan Kapoor
Rajan Kapoor
Financial Controller